April 24, 1998



Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.  20549-1004

ATTN:    Ms. Zandra Bailes
         Document Control - EDGAR

Re:      Withdrawal of*
         IDS Life Accounts F,IZ,JZ,G,H,N,KZ,LZ&MZ (GVAC)
         CIK - 0000353965
         485BPOS
         Accession Number 0000820027-98-000280

Dear Ms. Bailes

Registrant hereby requests that you disregard the above 485BPOS filing accepted on April 22, 1998.

This  filing was  inadvertently  filed  prior to being  redlined.  The  redlined
version   was  filed  and   accepted   on  the  same  date,   accession   number
0000820027-98-000285.

I apologize for any inconvenience this has caused.


Sincerely,



Mary Ellyn Minenko
Counsel

*Amendment  to  withdrawal   filing  sent  April  22,  1998,   accession  number
  0000820027-98-000283.